Birthwrite Technologies, LLC (d.b.a. Brite Trace)

A Member-Managed Limited Liability Company

OPERATING AGREEMENT

This **Operating Agreement** (this "Agreement") dated June 06, 2022 is between Birthwrite Technologies, LLC, a Kentucky limited liability company (the "Company") and the Members identified on **Exhibit A** (the "Members") as amended from time to time.

RECITALS

The Articles of Organization (the "Articles") for the Company were filed on Oct with the Kentucky Secretary of State.

The Members desire to adopt and approve an operating agreement for the Company under the Kentucky Limited Liability Act (the "Act") as amended from time to time.

The Members by this Agreement set forth the operating agreement for the Company upon the terms and subject to the conditions of this Agreement.

ARTICLE I. FORMATION

1.1 Name.

The name of the Company shall be "Birthwrtite Technologies, LLC." The Company may conduct business under that name or any other name approved by the Members.

1.2 Term.

The term of the Company is perpetual unless expressly stated otherwise in this Agreement or the Members vote to dissolve the Company pursuant to the terms of this Agreement.

1.3 Office and Agent.

The Company shall continuously maintain an office and registered agent in the State of Kentucky. The principal office of the Company shall be at 900 E. Main Street, Louisville, KY, 40206, or such location as the Members may determine. The registered agent shall be Danten Rice as stated in the Articles or as otherwise determined by the Members.

1.4 Business of the Company.

The Company may transact or engage in any business that may be conducted in limited liability company form and engage in such other activities relating to or incidental as are reasonable in the opinion of the Members to further such business.

1.5 Limitations on Member Liability.

No Member will be held personally liable for the Company's obligations or liabilities by virtue of its membership status in the Company. No Member will have any obligation to make any Capital Contribution to the Company except as provided in this Agreement.

ARTICLE II. MEMBERS

2.1 Admission of Additional Members.

Additional Members may be admitted with the approval by more than 50% of the aggregate number of Units entitled to Vote ("Majority-in-Interest") of the Members. Additional Members will participate in the management, "Net Profits," "Net Losses" (as such terms are defined in Section 5.1), and distributions of the Company on such terms as are determined by the Members. The Company shall amend **Exhibit A** upon the admission of an additional Member to set forth such Member's name, address, capital contribution, and the number of Membership Units issued.

2.2 Withdrawals or Resignations.

No Member may withdraw, retire, or resign from the Company except as provided for in this Agreement.

2.3 Payments to Members.

The Company shall reimburse the Members and their Affiliates to the extent approved by the Members for

      (i)   organizational expenses (including, without limitation, legal and accounting fees and costs) incurred on behalf of the Company, including but not limited to the preparation of the Articles and this Agreement, and

      (ii)   the actual cost of goods and materials used by the Company.

ARTICLE III. CAPITAL CONTRIBUTIONS

3.1 Capital Contributions.

The initial Members shall contribute to the capital of the Company as shown on **Exhibit A** attached to this Agreement ("Capital Contributions"). Additional contributions to the capital of the Company may be made only with the unanimous consent of the Members. Except as provided in this Agreement, no Member may withdraw his or her Capital Contributions.

3.2 Membership Units

The Members shall receive an interest in the Company and the Company shall issue units ("Membership Units") as shown on **Exhibit A** attached to this Agreement.

      (a)   The Company may issue an unlimited number of Membership Units to new Members that may be subsequently admitted to the Company.

      (b)   All Membership Units shall have the same monetary value or economic interests.

      (c)   The Members owning Membership Units shall have voting rights pursuant to this Agreement (one vote for each Membership Unit, or a partial vote for any partial Membership Unit).

3.3 Capital Accounts.

The Company shall establish an individual capital account ("Capital Account") for each Member. The Company shall determine and maintain each Capital Account. Upon a valid transfer of a Member's Membership Units, such Member's Capital Account shall carry over to the new owner.

Each Member's Capital Account must be determined and maintained in the manner set forth in Treasury Regulation 1.704 and shall consist of the Member's initial Capital Contribution increased/decreased by:

(a)   Any additional Capital Contribution made by the Member;

(b)   Credit balances transferred from the Member's distribution account to the Member's Capital Account, and decreased by:

    (i)   Distributions to the Member's in reduction of Company capital; and

    (ii)   The Member's share of Company losses if charged to the Member's Capital Account.

3.4 No Interest.

The Company shall not pay any interest on Capital Contributions.

ARTICLE IV. MANAGEMENT AND CONTROL OF THE COMPANY

4.1 Management and Powers.

(a)   **Members Intent.** The intent of each Member is to actively engage in the management of the Company.

(b)   **Management.** Unless otherwise limited by the Articles or this Agreement, each Member shall have the full, complete, and exclusive authority, power, and discretion to manage and control the business, property, and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incidental to the management of the Company's business, property, and affairs.

(c)   **Limitations.**

    (i)   No Member may approve, spend, contract, or otherwise bind the Company in any transaction with a sum larger than $1,000 without the consent of a Majority-in-Interest of the Members.

    (ii)   Except as otherwise specifically provided herein, only a Member or Members, acting with the consent of a Majority-in-Interest of the Members, shall have the right, power and authority on behalf of the Company, and in its name, to exercise any or all of the rights, power and authority which may be possessed by the Members pursuant to the Act. Each Member, when acting with the consent of a Majority- in-Interest of the Members, may execute any document or take any action on behalf of the Company, and such shall be binding upon the Company. In dealing with the Members, no person shall be required to inquire into the authority of any Member to bind the Company.

4.2 Member Approval

In any instance in which the approval of the Members is required, such approval may be obtained in any manner permitted under this Agreement.

4.3 Meetings

No annual or regular meetings of the Members are required to be held. However, if such meetings are held, such meetings must be noticed, held, and conducted pursuant to this Agreement. Meetings may be called through email, Slack, phone, text or any other means as decided upon by the Members. At least 48 hours advanced notice must be given for all meetings unless otherwise decided by the Members.

4.4 Devotion of Time.

Each Member shall devote a reasonable amount of time and effort as he or she deems appropriate for the furtherance of the Company's business. If any Member believes that another Member is not devoting enough time and effort to the Company, the complaining Member shall proceed as follows:

    (a)   Give notice that he or she believes the Member is not devoting enough time and effort to the Company.

    (b)   Demand that the Member keep track of his or her time and specify jobs completed for a two-week period.

    (c)   At the end of the two-week period, the complaining Member shall determine if he or she is satisfied with the Member's performance.

    (d)   If the complaining Member is not satisfied with the Members performance, the determination of the devotion of time to the Company shall be resolved through the dispute resolution procedures in 11.5.

4.5 Cessation of Services

Subject to the dispute resolution process of 4.4, if any Member ceases to provide services to the Company that is not in connection with the sale of the Company or a financing by the Company as determined by the Remaining Members, the Company shall cancel a portion of the Member's Membership Units as follows:

    (a)   100% if between March 03, 2022 and May 30, 2022;

    (b)   75% if between May 31, 2022 and May 30, 2023;

    (c)   50% if between May 31, 2023 and May 30, 2024;

    (d)   25% if between May 31, 2024 and May 30, 2025; and

    (e)   0% on May 31, 2025 or any time after that.

4.6 Competing Activities.

No Member may engage or invest in any business or company engaging in the healthcare software industry unless a vote by a Majority-in-Interest of the Members permits such activity. If a Majority-in-Interest vote is not received for such activity and a Member still wishes to engage in such activity, the Member may claim that a dispute has arisen and seek a resolution through the dispute resolution procedures in 11.5.

ARTICLE V. ALLOCATIONS OF NET PROFITS AND NET LOSSES AND DISTRIBUTIONS

5.1 Allocations of Net Profit and Net Losses.

For financial accounting and tax purposes the Company's net profits or net losses will be determined on an annual basis and allocated to the Members in proportion to each Member's relative Membership Units in the Company as set forth in **Exhibit A**, as amended from time to time in accordance with Treasury Regulation 1.704-1.

5.2 Distribution of Assets by the Company.

The Company shall make annual distribution on September 30 of each year. The Members may elect from time to time to cause the Company to make distributions but shall only do so by a vote, as determined by a Majority-in-Interest of the Members. Distributions must be to the Members based upon a Majority-in-Interest vote by the Members.

ARTICLE VI. TRANSFER AND ASSIGNMENT OF UNITS

6.1 Transfer and Assignment of Units.

No Member may transfer, assign, convey, sell, encumber or in any way alienate all or any part of its Membership Units (collectively, "transfer") except with the prior approval of all the Members, which approval may be given or withheld in the sole discretion of the Members.

6.2 Rights of Assignee

An assignee of a Membership Interest shall have the right to receive distributions. An assignee shall not be entitled to have voting rights.

ARTICLE VII CONSEQUENCES OF DISSOLUTION EVENTS AND TERMINATION OF MEMBERSHIP INTEREST

7.1 Dissolution Event.

Upon the occurrence of the death, withdrawal, resignation, retirement, incapacity, or bankruptcy of any Member ("Dissolution Event"), the remaining Members ("Remaining Members") shall have the right to purchase the former Membership Units from the Member (or his or her legal representative) whose actions or conduct resulted in the Dissolution Event ("Former Member") except as otherwise provided in this Agreement.

7.2 Withdrawal.

Notwithstanding Section 7.1, upon the withdrawal by a Member from the Company, the Company shall treat the Member as a Former Member and, unless the Company dissolves as a result of such withdrawal, the Company and/or the Remaining Members will have the right to purchase, and if such right is exercised, the Former Member shall sell the Former Member's Units as provided in this Article VII.

7.3 Purchase Price.

The purchase price for the Former Member's Units will be the fair market value of the Former Member's Units as determined by an independent appraiser jointly selected by the Former Member (or Former Member's representative) and by Remaining Members holding a majority of the remaining Membership Units. The Company and the Former Member shall each pay one-half of the cost of the appraisal.

Notwithstanding the foregoing, if the Dissolution Event results from a breach of this Agreement by the Former Member (or Former Member's representative), the purchase price will be reduced by an amount equal to the damages suffered by the Company or the Remaining Members as a result of such breach.

7.4 Notice of Intent to Purchase.

Within thirty (30) days after the fair market value of the Former Member's Units has been determined in accordance with Section 7.3, each Remaining Member shall notify all the Members in writing of his or her desire to purchase a portion of the Former Member's Units. The failure of any Remaining Member to submit a notice within the applicable period shall constitute an election on the part of the Member not to purchase a portion of the Former Member's Units.

7.5 Election to Purchase Less Than All of the Former Member's Interest.

If any Remaining Member elects to purchase none or less than all of his or her pro rata share of the Former Member's Units, then the Remaining Members can elect to purchase more than their pro rata share. If the Remaining Members fail to purchase the entire interest of the Former Member, the Company may purchase any remaining share of the Former Member's Interest. The purchase of a Former Member's Interest pursuant to this Article VII may not result in the conveyance of less than 100% of the Former Member's Interest.

7.6 Payment of Purchase Price.

The Company or the Remaining Members, as the case may be, shall pay at the closing either

(a)   20% down with the balance due in 5 equal annual installments of principal together with interest on the unpaid balance, commencing to accrue from the date of closing, at the then current Mid-Term Applicable Federal Rate (the "AFR") under Section 1274(d) of the Code for the month in which the closing occurs (or a rate per annum equal to what the AFR would be for such month under Section 1274(d) of the Code if the AFR is no longer published) to fully amortize such balance over the five payments, with the first payment being due and payable one year of the date of the closing and the subsequent payments due and payable every year after that date until paid in full, or

(b)   in full, without interest.

7.7 Closing of Purchase of Former Member's Interest.

The closing for the sale of a Former Member's Interest pursuant to this Article VII will be held at 1:05 p.m. at the principal office of the Company no later than sixty (60) days after the determination of the purchase price, except that if the closing date falls on a Saturday, Sunday, or Kentucky legal holiday, then the Member's shall hold the closing on the next succeeding business day. At the closing, the Former Member shall deliver to the Company or the Remaining Members an instrument of transfer (containing warranties of title and no encumbrance) conveying the Former Member's Interest. The Former Member, the Company, and the Remaining Members shall do all things and execute and deliver all papers as may be reasonably necessary to consummate such sale and purchase in accordance with the terms and conditions of this Agreement.

ARTICLE VIII ACCOUNTING, RECORDS, REPORTING BY MEMBERS

8.1 Books and Records.

The Company shall keep the books and records of the Company with the accounting methods followed for federal income tax purposes. The Company shall maintain at its principal office in Kentucky all of the following in accordance with KRS 275.185 of the Act:

(a)   A current list, and all past lists, setting forth the full name and last known mailing address of each member;

(b)   A copy of the Articles and any and all amendments thereto, together with executed copies of any power of attorney pursuant to which the Articles of amendment have been executed;

(c)   Copies of the Company's federal, state, and local income tax returns and financial statements, if any, for the three (3) most recent years or, if those returns and statements were not prepared, copies of the information and statements provided to, or which should have been provided to, the members to enable them to prepare their federal, state, and local tax returns for those years;

(d)   Copies of any effective written operating agreements and all amendments thereto, and copies of any written operating agreements no longer in effect; and

(e)   Unless contained in writing in an operating agreement:

(i)   A writing setting forth the amount of cash, if any, and a statement of the agreed value of other property or services, if any, contributed by each member and the times at which or events upon the happening of which any additional contributions are to be made;

(ii)   A writing stating events, if any, upon the happening of which the Company is to be dissolved and its affairs wound up; and

(iii)   Other writings, if any, prepared pursuant to a requirement, if any, in an operating agreement.

8.2 Access to Reports and Books

The Company shall allow each Member full access to examine, review, inspect and otherwise handle the books and records of the Company.

8.3 Reports.

The Company shall cause to be filed, in accordance with KRS 275.190, all reports and documents required to be filed with any governmental agency. The Company shall cause to be prepared at least annually information concerning the Company's operations necessary for the completion of the Members' federal and state income tax returns. The Company shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year (i) such information as is necessary to complete the Member' federal and state income tax returns and (ii) a copy of the Company's federal, state, and local income tax or information returns for the year.

8.4 Tax Matters for the Company.

- Designations and Elections.

  - Election Out.

    If eligible, the Partnership Representative may, at its sole discretion, on an annual basis, elect that the Partnership be excluded from the BBA Audit Rules.

- Selection of Audit Representatives.

  The Members shall select the Partnership Representative, who shall initially be Danten Rice, as determined by a Majority-in-Interest of the Members. The Partnership Representative, if applicable, shall subject to the consent of a Majority-in-Interest of the Members, select a Designated Individual, and such Designated Individual shall be subject to this Agreement in the same manner as the Partnership Representative.

- Revocation, Resignation, and Replacement of the Partnership Representative.

  The Partnership Representative may, subject to the procedures, notification, and timing requirements set forth under the Code and applicable Treasury Regulations, resign as the Partnership Representative. Notwithstanding the foregoing, the Partnership Representative shall, upon receiving notice from the Members, resign as Partnership Representative, and shall comply with all of the necessary procedures under the Code and applicable Treasury Regulations for an effective resignation. Upon resignation, the Members shall appoint a replacement Partnership Representative consistent with procedures for selecting the initial Partnership Representative.

- Partnership Representative authority, obligations, and reimbursements.

  - The Partnership Representative shall be authorized and required to represent the Company in connection with all matters set forth under the BBA Audit Rules. Each Member shall fully cooperate with the Partnership Representative for purposes of carrying out the Partnership Representative's duties as set forth under the BBA Audit Rules. Without limiting the generality of the foregoing, the Partnership Representative may deliver to each Member a copy of notices from the IRS that an audit has been initiated and, within a reasonable period after the conclusion of such audit, notice of the resolution related to that audit and each Member's share of the audit liability, if any.

  - Any cost or expense incurred by the Partnership Representative in connection with its duties as the Partnership Representative will be paid by the Company. The Company shall indemnify and hold harmless the Partnership Representative for all obligations arising in connection with an audit except in cases of fraud or gross negligence.

- Audits

  - Company payment and allocation among Members.

    The Company shall make any payments it may be required to make under the BBA Audit Rules and, in the Partnership Representative's reasonable discretion, allocate any such payment among the current or former Members of the Company for the "reviewed year" to which the payment relates in a manner that reflects the current or former Members' respective interests in the Company for that year and any other factors taken into account in determining the amount of the payment. The immediately above allocation shall be made with the intent of apportioning the payment in the same manner as if the Company had made the election under Section 6226 of the Code and the payment had been assessed directly against such Member.

- Cooperation for Section 6225 or Section 6226 elections.

  In the event of an audit of the Company, the Partnership Representative shall have the right to make an election under Code Section 6226, and shall furnish to each Member for the year under audit a statement of the Member's share of the Company's assessment as set forth in the Notice of Final Partnership Administrative Adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b). If the Partnership Representative elects to apply the procedures set forth in Section 6225(c)(2)(A) (the "amended return option") or Section 6225(c)(2)(B) (the "pull in option"), each Member agrees to cooperate with, and provide to the Partnership Representative, all information required to comply with either the amended return option or the pull in option. Each Member hereby agrees (i) to cooperate to provide any information or take any other such actions as may be reasonably requested by the Partnership Representative in order to determine whether any Imputed Underpayment amount may be modified pursuant to Section 6225(c) of the Code, and (ii) upon the request of the Partnership Representative, to file any amended U.S. federal income tax return and pay any tax due in connection with such tax return in accordance with Section 6225(c) of the Code.

- Member obligation to reimburse Company.

  In the event there is an Imputed Underpayment owed by the Company, or a payment obligation arises as a result of the pull-in option, each Member shall contribute to the Company, at least 15 calendar days prior to the date the amount is owed to the IRS, an amount equal to their share of the Imputed Underpayment or the pull-in payment, as the case may be, and such amount shall not be treated as a Capital Contribution. Any amounts owed by a Member pursuant to this Section for which the Partner has failed to contribute money shall be withheld and be treated as a loan from the Company to the Member in the same manner as a Withholding Advance, with interest thereon accruing from the date of payment at a rate equal to the prime rate published in the *Wall Street Journal* on the date of payment plus three percent (3.0%) per annum.

- Survival.

  The provisions of this Section, including any obligations arising therefrom, will survive the termination of the Company or the termination of the Member's interest in the Company and will remain binding on the Member for the period of time necessary to resolve with the IRS or other federal, state, or applicable local tax agency any and all income tax matters relating to the Company for taxable years that are subject to the BBA Audit Rules. The portion of the Imputed Underpayment amount attributable to a former member of the Company shall be treated as a Withholding Advance with respect to such former Member, both such former Member and such former Member's transferee(s) or assignee(s), as applicable, and the Partnership Representative may in its discretion exercise the Company's rights pursuant to this Section on Survival in respect of either or both of the former Member and its transferee or assignee.

- Accounting Matters.

  All decisions as to accounting matters, except as otherwise specifically set forth in this Agreement, shall be made by the Partnership Representative. The Partnership Representative may rely upon the advice of the Company's accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes. The

Partnership Representative shall be indemnified by the Company with respect to any reasonable action taken by it in its capacity as Partnership Representative to the same extent and on the same terms as the Company is obligated to indemnify a Manager.

- Definitions

    - "BBA Audit Rules" means the partnership audit rules under Sections 6221 through 6241 of the Code, and any regulations promulgated or proposed under any such Sections and any administrative guidance with respect thereto, and any similar rules under state or local tax law.

    - "Designated Individual" shall be the individual designated with respect to partnership audits pursuant to the BBA Audit Rules and shall have the meaning set forth in Prop. Treas. Reg. § 301.6223–1(b)(3) (or subsequent regulation provision). The "Designated Individual" shall be the person designated as set forth in Section 8.4(a)(ii) of this Agreement.

    - "Imputed Underpayment" shall mean the underpayment of tax, interest, and penalties as the result of a final IRS Final Partnership Audit Adjustment and shall have the meaning set forth under Code Section 6225.

    - "Partnership Representative" shall be the entity or individual designated by the Company with respect to partnership audits pursuant to the BBA Audit Rules and shall have the meaning set forth in Code Section 6223(a). Unless otherwise stated, all references to Partnership Representative shall also apply to the Designated Individual if the appointment of a Designated Individual is required.

8.5 Allocations in Event of Transfer or Admission of New Member.

In the event of the transfer of all or any part of a Member's Company Interest (in accordance with the provisions of this Agreement) at any time other than at the end of a fiscal year, or the admission of a new Member, the transferring Member, new Member's or Members' shares of the Company's income, gain, loss, deductions and credits allocable to such Company interest as computed both for accounting purposes and for Federal income tax purposes, shall be allocated between the transferor Member and the transferee member (or Members), or the new Member and the other Members, as the case may be, in the same ration as the number of days in such fiscal year before and after the date of such transfer or admission; provided, however, that the Members shall have the option to treat periods before and after the date of such transfer or admission as separate fiscal years and allocate the Company's net income, gain, net loss, deductions and credits for each of such deemed separate fiscal years in accordance with the Member's respective interests in the Company for such deemed separate fiscal years.

ARTICLE IX DISSOLUTION AND WINDING UP

9.1 Conditions of Dissolution.

The Company shall dissolve upon the occurrence of any of the following events:

(a)   Upon the happening of any event of dissolution specified in the Articles;

(b)   Upon the entry of a decree of judicial dissolution;

(c)   Unanimous vote by the Members.

9.2 Winding Up.

Upon the dissolution of the Company, the Members shall

      (a)   take full account of the Company's assets and liabilities, and

      (b)   liquidate the Company's assets as promptly as is consistent with obtaining their fair market value, and

      (c)   allocate any net profit or net loss resulting from the liquidation of the Company's assets in accordance with Article V, and

      (d)   adjust the Member's Capital Accounts to reflect the allocation, and

      (e)   apply and distribute the proceeds of the liquidation to the extent sufficient to pay the Company's obligations.

9.3 Order of Payment of Liabilities Upon Dissolution.

After determining that all known debts and liabilities of the Company have been paid or adequately provided for, the remaining assets shall be distributed to the Members in accordance with their positive Capital Account balances, after taking into account income and loss allocations for the Company's taxable year during which liquidation occurs.

9.4 Limitations on Payments Made in Dissolution.

Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look only to the assets of the Company for the return of his or her positive Capital Account balance and shall have no recourse for his or her capital contribution and/or share of Net Profits against any other Member except as provided in Article X.

9.5 Articles.

Upon the completion of the winding up of the Company's affairs, the Company shall file Articles of Dissolution with the Kentucky Secretary of State.

ARTICLE X INDEMNIFICATION

10.1 Indemnification of Agents.

The Company shall indemnify any Member and may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a Member, officer, employee or other agent of the Company or that, being or having been such a Member, officer, employee or agent, he or she is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit.

ARTICLE XI MISCELLANEOUS

11.1 Complete Agreement.

This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and therein, and shall replace and supersede all prior written and oral agreements among the Members. To the extent that any provision of the Articles conflict with any provision of this Agreement, the Articles shall control.

11.2 Binding Effect.

Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members and their respective successors and assigns.

11.3 Interpretation.

All pronouns are deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. References to numbered or lettered articles, sections and subsections herein refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his or her counsel.

11.4 Jurisdiction.

Each Member hereby consents to the exclusive jurisdiction of the state and federal courts sitting in Kentucky in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each Member further agrees that personal jurisdiction over him or her may be effected by service of process by registered or certified mail addressed as provided in Section 11.7 of this Agreement, and that when so made shall be as if served upon him or her personally within the State of Kentucky.

11.5 Dispute Resolution.

If a dispute arises under this Agreement, the Members shall resolve the dispute as follows:

(a) The Members shall, in the first instance, try to resolve such dispute through mediation.

- The mediation will be commenced by the Member(s) providing written notice to the other Member(s) requesting such mediation ("the Mediation Request").

- The Members will select a mediator by their mutual agreement, within 30 days.

- If there can be no such agreement, each Member will submit a list of five mediator choices to the other, rank ordered by preference. The mediator will then be selected based on a further discussion, unless an individual is on both lists and then that person would have preference.

- If the process does not result in the selection of the mediator, then the Members agree to toss a coin, with the winning Member getting to strike a name from the other Member's list of acceptable parties. This process will alternate until one mediator remains or the Members mutually agree to a listed mediator.

- Subject to mutual agreement of the Members, the mediation will be held at a location within 100 miles of the Company's registered address, not later than 60 days after the date of the Mediation Request and shall last for at least a two-hour session.

- Any settlement agreement reached at mediation and fully executed by all Members, however, will be binding on all Members.

- If the Mediation does not resolve the dispute within 60 days of the first mediation session or when the mediator declares an impasse, the parties agree that the dispute shall be resolved by final and binding arbitration in accordance with the Commercial Rules of (i.e., AAA or JAMS) before a single Arbitrator.

- The arbitration will be held within 100 miles of the Company's registered address at an agreed upon location in the United States. The arbitrator(s) may award the prevailing party costs and/or attorneys' fees for the Arbitration.

- Any State's law invalidating this paragraph shall not affect the validity of the first paragraph herein. The parties understand that arbitration is final and binding and that they are waiving their rights to other resolution processes (such as court action or administrative proceeding).

11.6 Severability.

If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

11.7 Notices.

Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address specified in **Exhibit A**. Any party may, at any time by giving five (5) days' prior written notice to the other Members, designate any other address in substitution of the foregoing address to which such notice will be given.

11.8 Amendments.

All amendments to this Agreement will be in writing and signed by all of the Members.

11.9 Multiple Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

11.10 Remedies Cumulative.

The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

To evidence the parties' agreement of this Agreement, all the Members of Birthwrite Technologies, a Kentucky limited liability company, have executed and delivered it on the date set forth in the preamble.

MEMBERS

Danten Rice

_____

Nolan Carrico



_____

Jeff Beaty

_____

Jonathan Brown

_____

Jardane Rice

_____

EXHIBIT A

CAPITAL CONTRIBUTION AND ADDRESSES OF MEMBERS AS OF:

Birthwrite Technologies, LLC

June 06, 2022

Member's Name	**Address**	**Capital Contribution**	**Membership units**
Danten Rice	[redacted]	$0	50,000 Units
Robert Carrico	[redacted]	$0	24,000 Units
Jeff Beaty	[redacted]	$25,000	10,000 Units
Jonathan Brown	[redacted]	$0	5,000 Units
Jardane Rice	[redacted]	$30,000	2,000 Units
			9,000 Units Available